Exhibit 99.1
March 5, 2014 For Immediate Release	TSX: GPR NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  REPORTS  ILLEGAL  MINER  DISRUPTIONS  AT  GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) has issued this statement to clarify speculative reports about violent incidents that have occurred in recent days in and around its Guanajuato Mine Complex in Mexico.

“The Company has encountered a number of illegal miners over the years but, until recently, they have not presented a risk to our people or operations”, stated Mr. Robert Archer, President and CEO of Great Panther.  “Our top priority is the safety of our employees, contractors and communities.  While the illegal mining activities have not caused meaningful disruptions in the past, some Company personnel and local residents have lately been subjected to intimidation and escalating violence from illegal miners intent on gaining access to our mining operations and stealing ore.  This is unacceptable to us and we will take the necessary steps to protect our employees, our contractors and our operations.”

“We initially took a non-confrontational approach to keep the illegal miners out of our mine but more recently they have been entering the property by force and with weapons, such that we have had to hire an armed security force to protect our employees, contractors and our assets.  Regrettably, there was an altercation with intruders in one of our mines last night that resulted in the death of an illegal miner.  In addition, a group of people attacked and vandalized some of the mine offices and vehicles.  None of the Company’s employees or contractors was injured.”

Local police were contacted immediately and are conducting an investigation.  The Company is cooperating fully with the authorities and there have been no restrictions placed on the mine itself or the plant facilities and production has not been affected.  The Company will keep the public informed as the investigation continues.

For further information, please contact:

Robert A. Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.